Kidston Gold Mines Limited

ABN 68 009 593 711

02034582

Our ref: SAM:VM:10.116.1
Your ref:

02 JUN -6 AM 11:54

26 February 2002

Mr Mark Saunders
Greenberg Traurig
MetLife Building
200 Park Avenue
NEW YORK NY 10166
USA

SUPPL

AIR MAIL

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Dear Sir,

Re: Kidston Gold Mines Limited
ASX Appendix 4B preliminary final report
Quarterly Report to Shareholders
Monthly Cash Flow Report (unaudited) for month ended 31 January 2002

Would you please ensure a copy of the **enclosed** letter and releases are lodged with the United States Securities and Exchange Commission (File No. 82-2351).

Yours faithfully

S. A. Mc

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

dlw 6/18

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

Kidston Gold Mines Limited

ABN 68 009 593 711

26 February 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

re: Kidston Gold Mines Limited
ASX Appendix 4B preliminary final report
Quarterly Report to Shareholders for the period ended 31 December 2001
Monthly Cash Flow Report (unaudited) for month ended 31 January 2002

Please find enclosed copy of the abovementioned releases issued by Kidston Gold Mines Limited.

Yours faithfully

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

Kidston Gold Mines Limited

ABN 68 009 593 711

Our ref: SAM:VM10-116-1
Your ref:

26 February 2002

Australian Stock Exchange Limited
Company Announcements Office
Ground Floor Reception
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited
Appendix 4B preliminary final report
Quarterly Report to Shareholders
Monthly Cash Flow Report (unaudited)

Please find enclosed Appendix 4B preliminary final report, the Quarterly Report to Shareholders for the period ended 31 December 2001 and monthly cash flow report (unaudited) for the month ended 31 January 2002.

Yours faithfully

S a Mac

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001
P:\Legal\10-116\020129LTR ASX monthly cash flow 020131.doc

Appendix 4B (rule 4.13(b))

~~Half yearly~~/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Kidston Gold Mines Limited

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
68 009 593 711		√	31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	down	24 %	to	99,869
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up		to	32,100
Profit from ordinary activities after tax attributable to members (*item 1.23*)	up		to	32,100
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain / (loss) of	NIL		
Net profit for the period attributable to members *(item 1.11)*	up		to	32,100

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	3.5 ¢ 10.0 ¢	3.5 ¢ 10.0 ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL ¢	NIL ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*: 10 August 2001

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

+ See chapter 19 for defined terms.

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	99,869	130,581
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(67,766)	(125,951)
1.3	Borrowing costs	(3)	(691)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	NIL	NIL
1.5	**Profit from ordinary activities before tax**	**32,100**	**3,939**
1.6	Income tax on ordinary activities *(see note 4)*	NIL	(7,365)
1.7	**Profit (loss) from ordinary activities after tax**	**32,100**	**(3,426)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	NIL	NIL
1.9	**Net profit (loss)**	**32,100**	**(3,426)**
1.10	Net profit (loss) attributable to outside +equity interests	NIL	NIL
1.11	**Net profit (loss) for the period attributable to members**	**32,100**	**(3,426)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(8,516)	(5,090)
1.13	Net profit (loss) attributable to members (*item 1.11*)	32,100	(3,426)
1.14	Net transfers to and from reserves	1	NIL
1.15	Net effect of changes in accounting policies	NIL	NIL
1.16	Dividends and other equity distributions paid or payable	(16,875)	NIL
1.17	**Retained profits (accumulated losses) at end of financial period**	**6,710**	**(8,516)**

Profit restated to exclude amortisation of goodwill		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	32,100	(3,426)
1.19	Less (plus) outside +equity interests	NIL	NIL
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	32,100	(3,426)

Profit (loss) from ordinary activities attributable to members

+ See chapter 19 for defined terms.

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	32,100	(3,426)
1.22	Less (plus) outside +equity interests	NIL	NIL
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**32,100**	**(3,426)**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue from ordinary activities		
	Sales	87,199	130,076
	Interest	1,039	420
	Proceeds from sale of property, plant and equipment	11,631	85
	Expenses from ordinary activities		
	Change in inventories of finished goods and work in progress	4,373	143
	Production costs	32,531	78,871
	Mine Administration	5,868	9,783
	Environmental costs	6,418	3,099
	Royalties and production taxes	1,810	2,259
	Marketing and transport	369	491
	Cost of asset sold	8,131	52
	Other	19	714
	Provision for diminution in value of mining properties and development costs	Nil	6,217

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	NIL	NIL	NIL	NIL
2.2	Amortisation of other intangibles	NIL	NIL	NIL	NIL
2.3	**Total amortisation of intangibles**	NIL	NIL	NIL	NIL
2.4	Extraordinary items (details)	NIL	NIL	NIL	NIL
2.5	**Total extraordinary items**	**NIL**	**NIL**	**NIL**	**NIL**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	24,222	(11,222)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	7,878	7,796

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	33,273	4,169	37,738
4.2	Receivables	2,338	3,604	710
4.3	Investments	NIL	NIL	NIL
4.4	Inventories	NIL	9,899	5,638
4.5	Other (provide details if material)	NIL	430	NIL
	Deferred exchange losses	NIL	7,953	NIL
	Amounts due from metal and currency brokers	NIL	6,253	NIL
4.6	**Total current assets**	**35,611**	**32,308**	**44,086**
	Non-current assets			
4.7	Receivables	2,875	NIL	NIL
4.8	Investments (equity accounted)	NIL	NIL	NIL
4.9	Other investments	NIL	NIL	NIL
4.10	Inventories	NIL	NIL	NIL
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	NIL	NIL	NIL
4.12	Development properties (+mining entities)	NIL	NIL	NIL
4.13	Other property, plant and equipment (net)	NIL	13,247	4,519
4.14	Intangibles (net)	NIL	NIL	NIL
4.15	Other (provide details if material)	NIL	NIL	NIL
4.16	**Total non-current assets**	**2,875**	**13,247**	**4,519**
4.17	**Total assets**	**38,486**	**45,555**	**48,605**
	Current liabilities			
4.18	Payables	914	6,852	4,923
4.19	Interest bearing liabilities	NIL	NIL	NIL
4.20	Provisions	4,357	13,779	12,572
4.21	Other (provide details if material)	NIL	443	NIL
	Deferred Hedge Revenue	NIL	5,399	NIL
	Deferred Option Revenue	NIL	849	NIL
4.22	**Total current liabilities**	**5,271**	**27,322**	**17,495**
	Non-current liabilities			
4.23	Payables	NIL	NIL	NIL
4.24	Interest bearing liabilities	NIL	NIL	NIL
4.25	Provisions	1,505	1,748	2,903
4.26	Other (provide details if material)	NIL	NIL	NIL

+ See chapter 19 for defined terms.

4.27	**Total non-current liabilities**	**1,505**	**1,748**	**2,903**
4.28	**Total liabilities**	**6,776**	**29,070**	**20,398**
4.29	Net assets	**31,710**	**16,485**	**28,207**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	25,000	25,000	25,000
4.31	Reserves	NIL	1	1
4.32	Retained profits (accumulated losses)	6,710	(8,516)	3,206
4.33	**Equity attributable to members of the parent entity**	**31,710**	**16,485**	**28,207**
4.34	Outside +equity interests in controlled entities	NIL	NIL	NIL
4.35	**Total equity**	**31,710**	**16,485**	**28,207**

4.36	Preference capital included as part of 4.33	**NIL**	**NIL**	**NIL**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	NIL	NIL
5.2	Expenditure incurred during current period	18	714
5.3	Expenditure written off during current period	18	714
5.4	Acquisitions, disposals, revaluation increments, etc.	NIL	NIL
5.5	Expenditure transferred to Development Properties	NIL	NIL
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	**NIL**	**NIL**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	NIL	NIL
6.2	Expenditure incurred during current period	NIL	NIL
6.3	Expenditure transferred from exploration and evaluation	NIL	NIL
6.4	Expenditure written off during current period	NIL	NIL
6.5	Acquisitions, disposals, revaluation increments, etc.	NIL	NIL
6.6	Expenditure transferred to mine properties	NIL	NIL
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**NIL**	**NIL**

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	79,316	123,102
7.2	Payments to suppliers and employees	(40,835)	(106,642)
7.3	Dividends received from associates	NIL	NIL
7.4	Other dividends received	NIL	NIL
7.5	Interest and other items of similar nature received	986	420
7.6	Interest and other costs of finance paid	(3)	(691)
7.7	Income taxes paid	NIL	NIL
7.8	Other – payments for mineral exploration and evaluation	NIL	(714)
	Other – environmental deposit	(4,875)	NIL
7.9	**Net operating cash flows**	**34,589**	**15,475**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	NIL	(778)
7.11	Proceeds from sale of property, plant and equipment	11,631	85
7.12	Payment for purchases of equity investments	NIL	NIL
7.13	Proceeds from sale of equity investments	NIL	NIL
7.14	Loans to other entities	NIL	NIL
7.15	Loans repaid by other entities	NIL	NIL
7.16	Other (provide details if material)	NIL	NIL
7.17	**Net investing cash flows**	**11,631**	**(693)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	NIL	NIL
7.19	Proceeds from borrowings	NIL	NIL
7.20	Repayment of borrowings	NIL	(12,000)
7.21	Dividends paid	(16,875)	NIL
7.22	Other (provide details if material)	(241)	(11)
7.23	**Net financing cash flows**	**(17,116)**	**(12,011)**
7.24	**Net increase (decrease) in cash held**	**29,104**	**2,771**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	4,169	1,398
7.26	Exchange rate adjustments to item 7.25.	NIL	NIL
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**33,273**	**4,169**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	416	16
8.2	Deposits at call	32,857	4,153
8.3	Bank overdraft	NIL	NIL
8.4	Other (provide details)	NIL	NIL
8.5	**Total cash at end of period** *(item 7.27)*	**33,273**	**4,169**

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	32.14%	3.02%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	101.2%	(20.8%)

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	$0.257	$(0.027)
	(b) Diluted EPS (if materially different from (a))	N/A	N/A
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	125,000,000	125,000,000

NTA backing *(see note 7)*	Current period	Previous corresponding period

+ See chapter 19 for defined terms.

11.1	Net tangible asset backing per +ordinary security	N/A	N/A

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	1,039	420
12.2	Interest revenue included in item 12.1 but not yet received (if material)	53	NIL
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	NIL	NIL
12.4	Outlays (except those arising from the +*acquisition of an existing business*) capitalised in intangibles (if material)	NIL	NIL
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	8,247	24,322
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	NIL	NIL

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

+ See chapter 19 for defined terms.

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

The company operates wholly in the Australian Gold & Silver Mining Industry.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	31 August 2001
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	10 August 2001
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

+ See chapter 19 for defined terms.

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	3.5 ¢	3.5 ¢	NIL ¢
15.5	Previous year	NIL ¢	NIL ¢	NIL ¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	10 ¢	10 ¢	NIL ¢
15.7	Previous year	NIL ¢	NIL ¢	NIL ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	13.5 ¢	NIL ¢
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	4,375	NIL
15.11	Preference +securities	N/A	N/A
15.12	Other equity instruments	N/A	N/A
15.13	**Total**	**4,375**	**NIL**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions)

N/A

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	NIL	NIL
16.2	Income tax on ordinary activities	NIL	NIL
16.3	**Profit (loss) from ordinary activities after income tax**	NIL	NIL
16.4	Extraordinary items net of tax	NIL	NIL
16.5	**Net profit (loss)**	NIL	NIL
16.6	Outside +equity interests	NIL	NIL
16.7	**Net profit (loss) attributable to members**	NIL	NIL

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
	NIL	NIL	NIL	NIL
17.2 Total	NIL	NIL	NIL	NIL
17.3 Other material interests				
	NIL	NIL	NIL	NIL
17.4 Total	NIL	NIL	NIL	NIL

Issued and quoted securities at end of current period

+ See chapter 19 for defined terms.

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	NIL			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	125,000,000	125,000,000		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	NIL			
18.5	**+Convertible debt securities** *(description and conversion factor)*	NIL			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	NIL		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*	NIL			
18.12	**Unsecured notes** *(totals only)*	NIL			

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the

+ See chapter 19 for defined terms.

Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

The company ceased all mining and treatment processes in the second half of the year and the bulk of the plant and equipment sold. The mine site is being rehabilitated.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NIL

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

91,417 Class C franking credits were available at 31 December 2001.

Changes in accounting policies since the last annual report are disclosed as follows.

(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

NIL

Additional disclosure for trusts

+ See chapter 19 for defined terms.

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	To be advised.
Date	30 May 2002
Time	To be advised.
Approximate date the +annual report will be available	30 April 2002

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	NIL

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☑	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

+ See chapter 19 for defined terms.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: S A Mackenzie .... Date: 26/02/2002
(~~Director~~/Company Secretary)

Print name: S. A. Mackenzie ....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

   Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC

+ See chapter 19 for defined terms.

Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

+ See chapter 19 for defined terms.

KIDSTON GOLD MINES LIMITED

A.B.N. 68 009 593 711

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE PERIOD ENDED 31 DECEMBER 2001

OVERVIEW

- Gold production for the year ended 31 December 2001 was 147,718 ounces compared to 244,194 ounces in 2000.
- Gold production for the quarter was 386 ounces. This was produced from gold scavenging during the mill cleanup and dismantling.

DIVIDENDS

- Fully franked dividends of 13.5 cents per share were declared and paid during the year.
- Total dividends paid since 1985 is 284.5 cents per share or $355,625,000.

FINANCE RESULTS

- Net loss for the fourth quarter of 2001 was $1.53 million (1.22 cents per share) compared with a net profit of $2.64 million (2.11 cents per share) in the fourth quarter of 2000.
- A forecast of site rehabilitation expenditure was completed in December. As a result the provision for future rehabilitation expenditure was increased by $1.97 million to $3.82 million.
- Gold sales from gold scavenging were at an average realised price of $536.39.
- The company received $4.63 million in October for the September auction of plant and equipment.

HEDGING SUMMARY

At 31 December 2001, there were no contracts outstanding.

MINING AND PRODUCTION

Mine operations ceased in June 2001 and the last production gold was poured on 11 July 2001.

EXPLORATION

As reported previously, exploration activities have ceased.

FINAL AUCTION

The final auction of the remaining equipment has been rescheduled for 10 April 2002.

ENVIRONMENT

The mine remained in compliance during the quarter.

Site rehabilitation is progressing with the plant site dismantling and removal expected to be completed in March 2002. Rehabilitation earthworks have progressed on the tailings dam spillway, primary and secondary settling ponds and general drainage works and contouring. Aerial seeding was completed in December.

STATEMENT OF PROFIT / (LOSS)

(thousands of dollars)	Quarter ended 31 December 2001	Twelve months ended 31 December 2001	Twelve months ended 31 December 2000
Revenues			
Sales (1)	75	87,199	130,076
Interest and other income (1)	261	1,039	420
Proceeds on sale of assets	169	11,631	85
	505	99,869	130,581
Expenses			
Cost of sales	65	48,343	93,120
Depreciation and amortisation	-	8,247	24,322
Restoration	1,966	2,317	805
Administration	-	710	721
Exploration	-	18	714
Interest and financing	-	3	691
Cost of assets sold	-	8,131	52
	2,031	67,769	120,425
Operating profit / (loss) before tax & abnormals	(1,526)	32,100	10,156
Abnormal items – write down of assets	-	-	(6,217)
Operating profit / (loss) before tax	(1,526)	32,100	3,939
Income tax expense			
- on operating profit	-	-	(784)
- abnormal charge due to write down of deferred tax balances	-	-	(6,581)
Operating profit/(loss) after income tax	(1,526)	32,100	(3,426)
Net decrease in asset revaluation reserve	1	1	-
(Accumulated losses) / retained profits at the beginning of the period	8,235	(8,516)	(5,090)
Total available for appropriation	6,710	23,585	(8,516)
Dividends Paid	-	(16,875)	-
Retained profits / (accumulated losses) at the end of the period	6,710	6,710	(8,516)
Net profit/(loss) per share	(1.2) cents	25.7 cents	(2.7) cents

(1) Foreign exchange gains / losses previously recorded as Other Income have been reclassified to Sales.

STATEMENT OF CASH FLOWS

(thousands of dollars)	Quarter ended 31 December 2001	Twelve months ended 31 December 2001	Twelve months ended 31 December 2000
Net cash flows from operating activities...(1)	(4,297)	34,589	15,475
Investing activities			
Funds from sale of property, plant & equipment (net)	4,628	11,631	(693)
Financing activities			
Dividends Paid	-	(16,875)	-
Borrowings / (Repayments)	-	-	(12,000)
Finance lease principle	-	(241)	(11)
Net increase in cash	331	29,104	2,771
Cash beginning of period	32,942	4,169	1,398
Cash end of period	33,273	33,273	4,169

(1) Net cash flows from operating activities comprise net earnings adjusted for non-cash items deducted from earnings and cash items relating to operations but excluded from the determination of profit for the quarter ended 31 December 2001.

BALANCE SHEET

(thousands of dollars)	31 December 2001	31 December 2000
Assets		
Cash	33,273	4,169
Other current assets	2,338	28,139
Total current assets	35,611	32,308
Property, plant and equipment	-	13,247
Other non-current assets	2,875	-
	38,486	45,555
Liabilities and Shareholders' Equity		
Current liabilities	5,271	27,322
Other non-current liabilities	1,505	1,748
Shareholders' Equity		
Share capital	25,000	25,000
Reserves	-	1
Retained profits / (Accumulated losses)	6,710	(8,516)
	38,486	45,555

MINE OPERATIONS	Quarter ended 31 December 2001	Twelve months ended 31 December 2001	Twelve months ended 31 December 2000
Mining			
Total tonnes	Nil	3,732,000	17,235,000
Processing			
Total tonnes	Nil	3,417,000	7,354,000
Average tonnes / day	N/A	9,362	20,148
Average head grade: grams gold/tonne	N/A	1.36	1.25
Gold recovery rate %	N/A	86	83
Gold Production (gold poured basis)			
Kilograms	12	4,595	7,595
Troy ounces	386	147,718	244,194
Gold Sales			
Kilograms	20	4,596	7,589
Troy ounces	640	147,765	244,000
Average price $A/ounce	536	575	534
Costs $A			
Cash operating costs per ounce (1)	N/A	334	383
Total costs per ounce (2)	N/A	398	485

(1)Cash operating costs per ounce include all expenditures incurred for mining operations adjusted for costs attributable to stockpiled ore, net of silver credits, but exclude exploration, finance and corporate administrative expenses.
(2)Total costs per ounce comprise cash costs plus restoration, depreciation and amortisation.

For further information please contact:

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited
Tel: 07 3510 6712

All monetary amounts in this report are quoted in Australian dollars unless stated otherwise.

Shareholders please note that matters relating to shareholdings, including notices of change of address, should be directed to the Company's share registrars,
ASX Perpetual Registrars Ltd, 580 George Street, Sydney NSW 2000.
Tel: 02 8280 7100

Monthly cash flow report (unaudited)

Name of entity

Kidston Gold Mines Limited

ABN	Month ended ("current month")
68 009 593 711	31 January 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A'000	Year to date (1 month) $A'000
1.1	Receipts from product sales and related debtors		117	117
1.2	Payments for	(a) exploration and evaluation	Nil	Nil
		(b) development	Nil	Nil
		(c) production	(879)	(879)
		(d) administration	Nil	Nil
1.3	Dividends received		Nil	Nil
1.4	Interest and other items of a similar nature received		35	35
1.5	Interest and other costs of finance paid		(4)	(4)
1.6	Income taxes paid		Nil	Nil
1.7	Other – Environmental deposit		Nil	Nil
	Net Operating Cash Flows		(731)	(731)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c) other fixed assets	Nil	Nil
1.9	Proceeds from sale of:	(a)prospects	Nil	Nil
		(b)equity investments	Nil	Nil
		(c)other fixed assets	83	83
1.10	Loans to other entities		Nil	Nil
1.11	Loans repaid by other entities		Nil	Nil
1.12	Other (Proceeds from sale of property, plant & equipment)		Nil	Nil
	Net investing cash flows		83	83
1.13	Total operating and investing cash flows (carried forward)		Nil	Nil

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	Nil	Nil
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	Nil	Nil
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	Nil	Nil
	Net financing cash flows	Nil	Nil
	Net increase (decrease) in cash held	(648)	(648)
1.20	Cash at beginning of month/year to date	33,273	33,273
1.21	Exchange rate adjustments to item 1.20	Nil	Nil
1.22	**Cash at end of month**	32,625	32,625

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: S. A. Mack .... Date: 26/02/2002
(~~Director/~~Company secretary)

Print name: S. A. MacKenzie

Notes

1 The monthly report provides a basis for informing the market how the entity's activities have been financed for the past month and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

+ See chapter 19 for defined terms.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.